January 5, 2010

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

FILED VIA EDGAR

Re:	Response to SEC Review Letter dated December 31, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 20, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 6, 2009

Dear Mr. Owings:

On January 5, 2010, I spoke via telephone with Jason Niethamer, Assistant Chief Accountant, concerning our plan to respond to the Form 10-K and Proxy Statement review letter referenced above.  It is our plan to respond on or prior to January 31, 2010.  The additional 10 business days will allow us sufficient time to draft our response to the letter and to ensure that our 2009 10-K filing conforms to the responses as appropriate.

Please contact me at 417-625-5127 should you have any questions or concerns.  Thank you for your consideration.

Sincerely,

By:	/s/ Laurie A. Delano
Laurie A. Delano
Controller, Assistant Secretary and
Assistant Treasurer
The Empire District Electric Company

THE EMPIRE DISTRICT ELECTRIC COMPANY – 602 JOPLIN STREET – JOPLIN, MISSOURI  64801